Mail Stop 3561

February 1, 2007

Melvyn Knigin
President and Chief Executive Officer
Movie Star, Inc.
1115 Broadway
New York, NY 10010

      Re: **Movie Star, Inc.**
               Form 10-K for Fiscal Year Ended June 30, 2006
               Filed September 27, 2006
               File No. 1-05893
               Form 10-K/A for Fiscal Year Ended June 30, 2006
               Filed January 30, 2007
               File No. 1-05893

Dear Mr. Knigin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Michael Moran
               Accounting Branch Chief